Exhibit 99.1

Sun Life Financial Reports Third Quarter 2018 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. (“SLF Inc.”) for the period ended September 30, 2018. Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON – (November 7, 2018) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2018. Third quarter reported net income was $567 million and underlying net income was $730 million.

	Quarterly results		Year-to-date
	Q3’18	Q3’17	2018	2017
Reported net income ($ millions)	567	817	1,942	1,942
Underlying net income(1) ($ millions)	730	643	2,229	1,905
Reported EPS(2) ($)	0.93	1.32	3.18	3.16
Underlying EPS(1)(2) ($)	1.20	1.05	3.66	3.10
Reported ROE(1)	10.8%	16.2%	12.5%	12.8%
Underlying ROE(1)	14.0%	12.7%	14.3%	12.6%
Insurance sales(1) ($ millions)	577	599	1,875	1,936
Wealth sales(1) ($ billions)	29.8	35.8	100.5	110.0
Value of new business(1) ($ millions)	244	224	844	703
Assets under management(1) ($ billions)	983.5	933.6	983.5	933.6
LICAT ratios(3)
Sun Life Financial Inc.	145%	n/a	145%	n/a
Sun Life Assurance(4)	130%	n/a	130%	n/a
Financial leverage ratio(1)	21.9%	22.5%	21.9%	22.5%

“In the third quarter, underlying net income was strong at $730 million, and return on equity was 14%, at the high end of our target range,” said Dean Connor, President and CEO, Sun Life Financial. “We are pleased to announce an increase in our common share dividend of 5% to $0.50, reflecting confidence in our strong capital position and growth prospects.”

“We also continue to deliver on our Purpose by helping our Clients around the globe live healthier lives,” said Connor. “One of the many examples is Lumino Health in Canada; this first of its kind digital network offers consumer ratings, cost and other information to help all Canadians make more informed healthcare decisions.”

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated.
(3)

For further information on the Life Insurance Capital Adequacy Test (“LICAT”) effective January 1, 2018, see section E – Financial Strength in this document. LICAT ratios are not applicable before January 1, 2018.

(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.

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Financial and Operational Highlights

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q3’18	Q3’17	change	Q3’18	Q3’17	change	Q3’18	Q3’17	change	Q3’18	Q3’17	change
SLF Canada	335	340	(1)%	251	222	13%	203	217	(6)%	3,539	3,609	(2)%
SLF U.S.(2)	(267)	72	nm(3)	139	121	15%	172	193	(11)%	–	–
SLF Asset Management	241	185	30%	251	204	23%	–	–		24,365	28,610	(15)%
SLF Asia(2)	164	216	(24)%	110	130	(15)%	202	189	7%	1,928	3,607	(47)%
Corporate	94	4	nm(3)	(21)	(34)	nm(3)	–	–		–	–
Total	567	817	(31)%	730	643	14%	577	599	(4)%	29,832	35,826	(17)%

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation.
(3)	Not meaningful.

Our reported net income of $567 million in the third quarter of 2018 compared to the 2017 result of $817 million included the unfavourable impact of $166 million of assumption changes and management actions (“ACMA”)(1) in 2018, compared to the favourable impact of $103 million in 2017. As well, the change in market impacts between the two periods was unfavourable by $88 million. Underlying net income in the third quarter of 2018 increased $87 million to $730 million compared to 2017, primarily driven by business growth, the lower income tax rate in the U.S., and favourable investment experience, partially offset by new business strain in SLF Asia and in SLF Canada as well as less favourable mortality experience.

In the third quarter of 2018, our reported ROE was 10.8%, and underlying ROE increased to 14.0% reflecting higher earnings. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.7 billion in cash and other liquid assets.

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in the four pillars below.

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

SLF Canada’s reported net income was $335 million in the quarter, down $5 million compared to the same period in 2017, primarily reflecting less favourable market related impacts. Underlying net income of $251 million was up $29 million from the same period in 2017, driven by favourable investment experience and business growth, partially offset by a decrease in new business gains.

SLF Canada insurance sales were down 6%, primarily as a result of large case sales in Group Benefits in 2017. SLF Canada wealth sales for the third quarter of 2018 were down slightly compared to the same period last year. Individual wealth sales increased by 15% due to continued growth of our wealth manufactured(2) products, largely offset by Group Retirement Services sales due to large case sales in 2017.

In October, we announced our investment in, and strategic relationship with, Rise People Inc., Canada’s first all-in-one human resources, payroll, and benefits administration solution. This collaboration will develop new digital connections and services that simplify administration and engage employees. In the quarter, we also introduced Integrated Health Insights Reporting, which uses data and analytics to provide customized insights and specific recommendations to help Group Benefits Clients manage their organizational health from both a cost and an employee wellness perspective.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Represents individual wealth products developed by Sun Life Financial, which include Sun Life Global Investments mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.

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A Leader in U.S. Group Benefits

SLF U.S.’s reported net loss was $267 million, compared to the $72 million net income earned in Q3 2017, due to ACMA(1) primarily related to changes in assumptions for policyholder behaviour in In-force Management. Underlying net income of $139 million was up $18 million from the same period in the prior year, benefiting from the lower income tax rate in the U.S. and favourable investment experience, partially offset by less favourable mortality experience. The after-tax profit margin for Group Benefits(2) was 6.4% as of the third quarter of 2018, compared to 4.5% as of the third quarter of 2017.

SLF U.S. Group Benefits sales decreased 14% compared to the third quarter of 2017 as a result of a decrease in medical stop-loss sales, partially offset by growth in employee benefits sales.

The U.S. business released its annual stop-loss research report, providing brokers and employers with deep understanding into high-cost medical conditions and healthcare trends and providing them with data based, actionable insights. We also marked an integration milestone from our 2016 employee benefits acquisition, by transitioning the final product to the SLF U.S. group benefits portfolio.

A Leader in Global Asset Management

SLF Asset Management’s reported net income of $241 million was up 30% from the third quarter of 2017, and underlying net income of $251 million was up 23% from the third quarter of 2017. Both increases were largely driven by the lower income tax rate in the U.S., expense management, and higher average net assets. The pre-tax net operating profit margin ratio(1) for MFS Investment Management (“MFS”) was 40% in the third quarter of 2018.

SLF Asset Management ended the third quarter with $687.2 billion in assets under management, consisting of $625.9 billion (US$485.0 billion) in MFS and $61.3 billion in Sun Life Investment Management (“SLIM”). MFS experienced net outflows of US$7.3 billion in the quarter, and SLIM generated $521 million of net inflows.

At the end of the third quarter of 2018, 66%, 82% and 88% of MFS’s U.S. retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia’s reported net income of $164 million was lower than the third quarter of 2017 due to unfavourable market related impacts. Underlying net income of $110 million was down $20 million from the third quarter of 2017, reflecting higher new business strain and lower realized gains from available for sale assets, partially offset by business growth.

SLF Asia insurance sales were $202 million in the third quarter of 2018, up 7% compared to the third quarter of 2017, led by growth in India, primarily from a new bancassurance relationship, and the Philippines, driven by agency productivity. SLF Asia wealth sales of $1.9 billion were down by 47% in the third quarter of 2018 compared to the third quarter of 2017, primarily as a result of market volatility in India and the Philippines. This was partially offset by higher sales in our Hong Kong Mandatory Provident Fund (“MPF”) business, where we maintained our 4th place ranking in the industry based on assets under management.

Our Hong Kong MPF business earned the top ranking from Mercer’s inaugural MPF Provider Satisfaction Rankings Report for the twelve months ended June 30, 2018(3). This ranking reflects our strong fund performance as well as Client value-added services, including financial wellness education and e-alerts for our Clients, enabling them to better understand their MPF and enjoy an improved service experience. We continue to have strong brand recognition in the Philippines, where we are the only life insurance company to achieve recognition in Campaign Asia-Pacific’s Top 100 Brands(4).

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Based on underlying net income, on a trailing four quarters basis, and is described in section M – Non-IFRS Financial Measures in this document.
(3)	Based on a 12-month average of the Mercer’s MPF Satisfaction Index (MPF SI), a monthly survey conducted by Nielsen, interviewing more than 2,000 respondents in Hong Kong’s working population per year.
(4)

The Philippines’ Top 100 Brands is part of an annual region-wide study, titled “Asia’s Top 1000 Brands”, presented by Campaign Asia-Pacific and based on an exclusive survey conducted by Nielsen in the Philippines for 2018.

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Sun Life Financial Inc.

For the period ended: September 30th, 2018

Dated November 7th, 2018

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About Sun Life Financial

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2018, Sun Life Financial had total assets under management (“AUM”) of $984 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements” collectively) and annual management’s discussion and analysis (“MD&A”). Effective the first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M – Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N – Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2017. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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B. Financial Summary

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3’18	Q2’18	Q3’17	2018	2017
Net income (loss)
Reported net income (loss)	567	706	817	1,942	1,942
Underlying net income (loss)(1)	730	729	643	2,229	1,905
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	0.93	1.16	1.32	3.18	3.16
Underlying EPS (diluted)(1)	1.20	1.20	1.05	3.66	3.10
Reported basic EPS ($)	0.94	1.16	1.33	3.19	3.17
Return on equity (“ROE”) (%)
Reported ROE(1)	10.8%	13.5%	16.2%	12.5%	12.8%
Underlying ROE(1)	14.0%	14.0%	12.7%	14.3%	12.6%
Sales
Insurance sales(1)	577	633	599	1,875	1,936
Wealth sales(1)	29,832	30,804	35,826	100,461	110,014
Value of new business(1)	244	266	224	844	703
Premiums and deposits
Net premium revenue	4,369	4,315	3,716	13,329	11,203
Segregated fund deposits	2,692	2,703	2,235	8,790	8,178
Mutual fund sales(1)	18,746	19,265	20,721	62,067	66,186
Managed fund sales(1)	7,962	8,967	11,674	29,274	32,923
ASO(2) premium and deposit equivalents(1)	1,693	1,767	1,805	5,135	5,224
Total premiums and deposits(1)	35,462	37,017	40,151	118,595	123,714
Assets under management (“AUM”)
General fund assets	162,439	164,709	158,757	162,439	158,757
Segregated funds	108,298	108,692	102,237	108,298	102,237
Mutual funds, managed funds and other AUM(1)	712,782	712,719	672,601	712,782	672,601
Total AUM(1)	983,519	986,120	933,595	983,519	933,595
LICAT ratios(3)(4)
Sun Life Financial Inc.	145%	149%	n/a	145%	n/a
Sun Life Assurance(5)	130%	134%	n/a	130%	n/a
Financial leverage ratio(1)	21.9%	21.8%	22.5%	21.9%	22.5%
Dividend
Dividend payout ratio(1)	40%	40%	41%	39%	42%
Dividends per common share ($)	0.475	0.475	0.435	1.405	1.290
Capital
Subordinated debt and innovative capital instruments(6)	3,738	3,737	3,736	3,738	3,736
Participating policyholders’ equity and non-controlling interests	802	517	633	802	633
Total shareholders’ equity	22,834	23,216	22,298	22,834	22,298
Total capital	27,374	27,470	26,667	27,374	26,667
Average common shares outstanding (millions)	606	607	613	608	613
Closing common shares outstanding (millions)	603.3	607.0	611.9	603.3	611.9

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”) ratio.
(4)	LICAT ratios are not applicable before January 1, 2018; we previously used the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) guideline, the former capital regulatory guideline.
(5)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.
(6)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the SLF Inc. Consolidated Financial Statements. For additional information, see section I – Capital and Liquidity Management – 1 – Capital in our 2017 annual MD&A.

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C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3’18	Q2’18	Q3’17	2018	2017
Reported net income	567	706	817	1,942	1,942
Market related impacts(1)	25	8	113	(35)	50
Assumption changes and management actions(2)	(166)	1	103	(168)	115
Other adjustments(1)	(22)	(32)	(42)	(84)	(128)
Underlying net income(2)	730	729	643	2,229	1,905
Reported ROE(2)	10.8%	13.5%	16.2%	12.5%	12.8%
Underlying ROE(2)	14.0%	14.0%	12.7%	14.3%	12.6%
Impact of other notable items on reported and underlying net income
Experience related items(3)
Impact of investment activity on insurance contract liabilities	29	30	12	107	71
Mortality	15	6	30	5	59
Morbidity	8	43	3	63	15
Credit	22	6	22	49	51
Lapse and other policyholder behaviour	(7)	(9)	(12)	(45)	(37)
Expenses(4)	(6)	(26)	(10)	(36)	(4)
Other(4)	(11)	(5)	(12)	46	(52)

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures.
(3)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4)	Expense experience has been revised to exclude certain project spending, which is now presented in Other. Prior periods have been conformed to this presentation.

Q3 2018 vs. Q3 2017

Our reported net income of $567 million in the third quarter of 2018 decreased $250 million compared to the same quarter in 2017, largely due to unfavourable assumption changes and management actions (“ACMA”) of $269 million and less favourable market related impacts of $88 million. Underlying net income in the third quarter of 2018 increased $87 million to $730 million, compared to the third quarter in 2017, primarily driven by business growth, the lower income tax rate in the U.S., higher investment income on surplus assets, and experience related items as described below, partially offset by unfavourable new business strain in SLF Asia and in SLF Canada.

1.	Market related impacts

Market related impacts in the third quarter of 2018 were less favourable compared to the same period last year, primarily driven by less favourable changes in interest rates, the fair value of investment properties, and net equity markets.

2.	Assumption changes and management actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity experience rates, lapse and other policyholder behaviour experience, expenses and inflation and other factors over the life of our products.

We review assumptions each year, generally in the third quarter, as we did this year, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

During the third quarter of 2018, the net impact of ACMA resulted in a decrease of $166 million to reported net income, compared to an increase of $103 million in the third quarter of 2017.

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Assumption changes and management actions by type

The following table sets out the impact of ACMA on our net income in the third quarter of 2018.

Q3’18		Quarterly
($ millions, after-tax)	Impact on net income(1)	Comments
Mortality/morbidity	296	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF Asia International, SLF Canada Group Retirement Services and SLF U.K.

Lapse and other policyholder behaviour	(454)	Updates to lapse and policyholder behaviour in all jurisdictions. The largest items, which all had unfavourable impacts, were updated policyholder assumptions in SLF U.S. and SLF Asia International.

Expenses	(21)	Updates to reflect expense experience in all jurisdictions.

Investment returns	(18)	Updates to various investment related assumptions across the Company.

Model enhancements and other	31	Various enhancements and methodology changes across all jurisdictions. The largest items were a favourable change to the provisions in the SLF Canada and SLF U.S. participating accounts partially offset by a strengthening of reinsurance provisions in SLF U.S.
Total impact on net income(2)	(166)

(1)	Assumption changes and management actions is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)

In this table, assumption changes and management actions represent the shareholders’ net income impact (after-tax) including management actions. In Note 6.A of our Interim Consolidated Financial Statements, the impact of method and assumptions changes represents the change in shareholder and participating policyholder insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can also be found in section M – Non-IFRS Financial Measures in this document.

3.	Other adjustments

Other adjustments decreased reported net income by $22 million in the third quarter of 2018, compared to a decrease of $42 million in the third quarter of 2017, reflecting fair value adjustments on MFS’s share-based payment awards, lower acquisition, integration and restructuring costs, and certain hedges in SLF Canada that do not qualify for hedge accounting.

4.	Experience related items

Compared to the prior year, experience related items reflected more favourable impacts of investment activity on insurance contract liabilities and the less favourable impact of mortality experience in SLF U.S.

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 15% to 20%.

In the third quarter of 2018, our effective income tax rates on reported net income and underlying net income(1) were 17.3% and 19.1% compared to 19.7% and 23.5% in the third quarter of 2017, respectively.

6.	Impact of foreign exchange rates

During the third quarter of 2018, our reported net income and underlying net income increased by $6 million and $18 million, respectively, as a result of the impact of the movement of the Canadian dollar in the third quarter of 2018 relative to the average exchange rates in the third quarter of 2017.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

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Q3 2018 vs. Q3 2017 (year-to-date)

Our reported net income was $1,942 million for the first nine months of 2018 and for the first nine months of 2017. Underlying net income was $2,229 million for the first nine months of 2018 compared to $1,905 million in the first nine months of 2017. Reported and underlying net income reflected business growth, the lower income tax rate in the U.S, higher investment income on surplus assets, lower interest on subordinated debt, and experience related items as described below.

1.	Market related impacts

Market related impacts in aggregate in the first nine months of 2018 were unfavourable, compared to the first nine months of 2017, predominantly as a result of net equity market impacts.

2.	Assumption changes and management actions

ACMA decreased net income by $168 million in the first nine months of 2018, compared to an increase to net income of $115 million in the first nine months of 2017. ACMA was primarily driven by the impact of ACMA in the third quarter of 2018, discussed in the previous section Q3 2018 vs. Q3 2017. See Section M – Non-IFRS measures in this document for more details including references to notable impacts in 2017.

3.	Other adjustments

Other adjustments in the first nine months of 2018 reduced reported net income by $84 million compared to a reduction of $128 million in the same period last year, primarily driven by favourable changes related to certain hedges in SLF Canada that do not qualify for hedge accounting and fair value adjustments on MFS’s share-based payment awards.

4.	Experience related items

In the first quarter of 2018, the seed capital that was transferred to the participating account at demutualization was transferred back to the shareholder account, along with accrued investment income. The results include the investment income of $110 million – $75 million in SLF Canada and $35 million in SLF U.S. (“interest on par seed capital”) – which is presented in experience related items – other. Additional information can be found in Note 10 of the third quarter 2018 Interim Consolidated Financial Statements.

Experience related items in the first nine months of 2018 compared to the first nine months of 2017 also reflected less favourable mortality experience and unfavourable expenses driven by investment in growing our businesses, partially offset by more favourable morbidity experience, predominantly in SLF U.S., and favourable impacts of investment activity on insurance contract liabilities.

5.	Income Taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 15% to 20%.

For the first nine months of 2018, our effective tax rates on reported and underlying net income(1) were 17.7% and 17.3%, respectively, compared to 14.1% and 20.1%, respectively, for the first nine months of 2017.

6.	Impact of Foreign Exchange Rates

During the first nine months of 2018, our reported net income and underlying net income decreased by $15 million and $25 million, respectively, as a result of the impact of the movement of the Canadian dollar in the first nine months of 2018 relative to the average exchange rates in the first nine months of 2017.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

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D. Growth

1. Sales and Value of New Business

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Insurance sales(1)
SLF Canada	203	266	217	765	898
SLF U.S.(2)	172	155	193	463	479
SLF Asia(2)	202	212	189	647	559
Total insurance sales(1)	577	633	599	1,875	1,936
Wealth sales(1)
SLF Canada	3,539	3,039	3,609	10,403	11,793
SLF Asia	1,928	2,502	3,607	8,166	9,453
Total wealth sales excluding SLF Asset Management(1)	5,467	5,541	7,216	18,569	21,246
SLF Asset Management sales(1)	24,365	25,263	28,610	81,892	88,768
Total wealth sales(1)	29,832	30,804	35,826	100,461	110,014
Value of New Business(1)(“VNB”)	244	266	224	844	703

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018 we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

Total Company insurance sales were $577 million in the third quarter of 2018, down 4% (5% on a constant currency basis) compared to the same period in 2017.

•	SLF Canada insurance sales decreased, mainly driven by fewer large case sales in Group Benefits (“GB”) while individual insurance sales were slightly higher
•	SLF U.S. insurance sales decreased, due to a reduction in medical stop-loss sales
•	SLF Asia insurance sales were up 7% on a constant currency basis, led by growth in India, primarily from a new bancassurance relationship, and the Philippines, driven by agency productivity.

Total Company wealth sales were $29.8 billion in the third quarter of 2018, down 17% (19% on a constant currency basis) compared to the third quarter of 2017.

•	SLF Canada wealth sales were down slightly, due to large case sales in Group Retirement Services (“GRS”) in 2017, largely offset by an increase in individual wealth sales
•	SLF Asia wealth sales were down, largely as a result of lower sales from market volatility in India and the Philippines
•

SLF Asset Management gross sales were lower, largely attributable to lower managed fund sales in MFS and Sun Life Investment Management (“SLIM”) partially offset by the currency impact from the change in the Canadian dollar

The Company’s VNB was $244 million in the third quarter of 2018, up 9% compared to the third quarter of 2017, driven by new business contracts and improved mix in SLF U.S., partially offset by lower sales volume in SLF Asia in International.

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2. Premiums and Deposits

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Net premium revenue	4,369	4,315	3,716	13,329	11,203
Segregated fund deposits	2,692	2,703	2,235	8,790	8,178
Mutual fund sales(1)	18,746	19,265	20,721	62,067	66,186
Managed fund sales(1)	7,962	8,967	11,674	29,274	32,923
ASO premium and deposit equivalents(1)	1,693	1,767	1,805	5,135	5,224
Total premiums and deposits(1)	35,462	37,017	40,151	118,595	123,714
Total adjusted premiums and deposits(1)(2)	34,594	36,400	40,919	120,806	125,979

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Net premium revenue was $4.4 billion, up $0.7 billion from the third quarter of 2017, primarily driven by the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada, and the currency impact from the change in the Canadian dollar. Net premium revenue was $13.3 billion in the first nine months of 2018, compared to $11.2 billion in the same period of 2017. The increase was primarily driven by the impact of the partial recapture of a reinsurance agreement in GB and increases in Individual Insurance & Wealth, both in SLF Canada, partially offset by the currency impact from the change in the Canadian dollar.

Segregated fund deposits were $2.7 billion in the third quarter of 2018, up $0.5 billion from the third quarter of 2017, primarily driven by increases in GRS in SLF Canada, and Hong Kong and the Philippines in SLF Asia. Segregated fund deposits were $8.8 billion in the first nine months of 2018, compared to $8.2 billion in the same period last year, primarily driven by increases in both Individual Insurance & Wealth and GRS in Canada as well as Hong Kong and the Philippines in SLF Asia.

Sales of mutual funds were $18.7 billion in the third quarter of 2018, down $2.0 billion from the third quarter of 2017, largely reflecting lower sales in India and the Philippines in SLF Asia, as well as lower sales from MFS, partially offset by the currency impact from the change in the Canadian dollar. Sales of mutual funds were $62.1 billion for the first nine months of 2018, compared to $66.2 billion in the same period in 2017. The lower mutual fund sales were primarily attributable to lower sales in MFS and SLF Asia, as well as the currency impact from the change in the Canadian dollar, partially offset by higher sales in SLF Canada.

Managed fund sales of $8.0 billion in the third quarter of 2018 decreased by $3.7 billion from the third quarter of 2017, primarily due to lower sales in MFS and SLIM, partially offset by the currency impact from the change in the Canadian dollar and higher sales in Hong Kong in SLF Asia. Sales of managed funds were $29.3 billion for the first nine months of 2018, down from $32.9 billion in the same period in 2017, primarily driven by decreases in MFS and SLIM sales, as well as the currency impact from the change in the Canadian dollar, partially offset by increased sales in Hong Kong in SLF Asia.

ASO premium and deposit equivalents in the third quarter of 2018 and for the first nine months of 2018 decreased compared to the same periods in 2017, reflecting lower premium and deposit equivalents in SLF Canada.

The currency impact for total premium and deposits for the third quarter of 2018 from the change in the Canadian dollar relative to average exchange rates in the third quarter of 2017 increased total premiums and deposits by approximately $1.0 billion. The currency impact for total premium and deposits for the first nine months of 2018 from the change in the Canadian dollar relative to average exchange rates in the first nine months of 2017 decreased total premiums and deposits by approximately $1.8 billion.

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3. Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17
Assets under management(1)
General fund assets	162,439	164,709	163,499	162,720	158,757
Segregated funds	108,298	108,692	106,221	106,392	102,237
Mutual funds, managed funds and other AUM(1)	712,782	712,719	709,206	705,673	672,601
Total AUM(1)	983,519	986,120	978,926	974,785	933,595

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

AUM were $983.5 billion as at September 30, 2018, compared to AUM of $974.8 billion as at December 31, 2017. The increase in AUM of $8.7 billion between December 31, 2017 and September 30, 2018 resulted primarily from:

(i)	an increase of $21.8 billion from favourable market movements;
(ii)	an increase of $14.5 billion from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017; and
(iii)	an increase of $2.0 billion of other business activities; partially offset by
(iv)	net outflows of mutual, managed, and segregated funds of $26.9 billion.

For the third quarter of 2018, net outflows of mutual, managed and segregated funds were $8.9 billion, predominantly driven by net outflows from MFS of $9.5 billion, partially offset by net inflows of $0.3 billion from SLF Canada and $0.5 billion from SLIM.

E. Financial Strength

	Quarterly results
	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17
LICAT ratio(1)
Sun Life Financial Inc.	145%	149%	149%	n/a	n/a
Sun Life Assurance	130%	134%	139%	n/a	n/a
Financial leverage ratio(2)	21.9%	21.8%	22.2%	23.6%	22.5%
Dividend
Dividend payout ratio(2)	40%	40%	36%	43%	41%
Dividends per common share ($)	0.475	0.475	0.455	0.455	0.435
Capital
Subordinated debt and innovative capital instruments(3)	3,738	3,737	3,736	4,136	3,736
Participating policyholders’ equity and non-controlling interests	802	517	475	650	633
Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257
Common shareholders’ equity	20,577	20,959	20,547	20,064	20,041
Total capital	27,374	27,470	27,015	27,107	26,667

(1)	LICAT ratios are not applicable before January 1, 2018.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information see, section I – Capital and Liquidity Management – 1 – Capital in our 2017 annual MD&A.

Effective January 1, 2018, The Office of the Superintendent of Financial Institutions (“OSFI”) has replaced the MCCSR capital adequacy guideline with the LICAT. As indicated by OSFI, the LICAT is an evolution of OSFI’s regulatory capital expectations, as it represents a more advanced and risk-sensitive approach to capital.

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SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at September 30, 2018, SLF Inc.’s LICAT ratio was 145%, which is well above OSFI’s regulatory minimum ratio of 90%.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at September 30, 2018, Sun Life Assurance’s LICAT ratio was 130%, well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%. In the third quarter of 2018, the Sun Life Assurance ratio decreased by 4% primarily due to ACMA, partially offset by capital generated from the businesses of Sun Life Assurance net of dividends to SLF Inc.

SLF Inc.’s total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity, which includes common shareholders’ equity and preferred shareholders’ equity. As at September 30, 2018, total capital was $27.4 billion, compared to $27.1 billion as at December 31, 2017. The increase in total capital was primarily the result of total net income of $1,942 million, change in participating policyholder’s equity of $152 million, and foreign currency translation gain of $136 million included in other comprehensive income (loss), partially offset by the repayment of $400 million of subordinated debentures detailed below, payment of $853 million of dividends on common shares of SLF Inc. (“common shares”), unrealized losses on available-for-sale (“AFS”) assets of $371 million, and $406 million from the repurchase and cancellation of common shares.

SLF Inc. and its wholly-owned holding companies had $2.7 billion in cash and other liquid assets(1) as at September 30, 2018 ($2.0 billion as at December 31, 2017). The increase in cash and other liquid assets in these holding companies in the first nine months of 2018 was primarily attributable to the dividends from the operating companies including Sun Life Assurance, which were partially offset by $406 million from the repurchase and cancellation of common shares and the repayment of $400 million of subordinated debentures.

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

Normal Course Issuer Bid

On August 14, 2018, SLF Inc. renewed its normal course issuer bid. This normal course issuer bid remains in effect until the earlier of August 13, 2019 and the date on which SLF Inc. has purchased an aggregate of 14.0 million common shares under the bid. During the third quarter of 2018, SLF Inc. purchased and canceled approximately 3.8 million common shares at a total cost of $200 million, including approximately 0.2 million common shares at a cost of $10 million that were purchased and canceled under SLF Inc.’s previous normal course issuer bid which terminated on August 13, 2018. During the first nine months of 2018, SLF Inc. purchased and canceled approximately 7.7 million common shares at a total cost of $406 million.

(1)	Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.

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F. Performance by Business Group

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Reported net income (loss)
SLF Canada	335	262	340	846	791
SLF U.S.(1)	(267)	105	72	(66)	(81)
SLF Asset Management	241	214	185	665	539
SLF Asia(1)	164	133	216	430	657
Corporate	94	(8)	4	67	36
Total reported net income (loss)	567	706	817	1,942	1,942
Underlying net income (loss)(2)
SLF Canada	251	245	222	791	717
SLF U.S.(1)	139	125	121	393	281
SLF Asset Management	251	216	204	698	586
SLF Asia(1)	110	145	130	383	350
Corporate	(21)	(2)	(34)	(36)	(29)
Total underlying net income (loss)(2)	730	729	643	2,229	1,905

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia as described below, and comparative figures in 2017 have been changed to conform with the current year presentation.

(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2017 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

Effective in the first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. By combining our SLF Asia and International capabilities, we expect to accelerate the development of our high net worth insurance business in Asia. The U.S. will focus on growing our U.S. group benefits business and managing the in-force block of U.S. individual insurance.

1. SLF Canada

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Individual Insurance & Wealth	143	105	211	355	373
Group Benefits	51	103	74	223	254
Group Retirement Services	141	54	55	268	164
Reported net income (loss)	335	262	340	846	791
Market related impacts	46	15	90	17	46
Assumption changes and management actions	39	5	34	37	46
Other adjustments(1)	(1)	(3)	(6)	1	(18)
Underlying net income (loss)(2)	251	245	222	791	717
Reported ROE (%)(2)(3)	19.4	15.5	17.7	16.7	13.7
Underlying ROE (%)(2)(3)	14.5	14.5	11.6	15.6	12.4
Insurance sales(2)	203	266	217	765	898
Wealth sales(2)	3,539	3,039	3,609	10,403	11,793

(1)	Mainly comprised of Certain hedges in SLF Canada that do not qualify for hedge accounting. For further information, see section M – Non-IFRS Financial Measures in this document.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

The adoption of LICAT impacted the capital allocation for SLF Canada. As a result, reported and underlying ROEs increased approximately 1.6% and 1.8%, respectively, in both the third quarter and year-to-date of 2018.

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Profitability

Q3 2018 vs. Q3 2017

SLF Canada’s reported net income was $335 million in the third quarter of 2018, compared to $340 million in the third quarter of 2017. Underlying net income in the third quarter of 2018 was $251 million, compared to $222 million in the third quarter of 2017.

Reported net income in the third quarter of 2018 compared to the third quarter of 2017 resulted from less favourable market related impacts, which included less favourable impacts from interest rates and changes in the fair value of investment properties. Underlying net income in the third quarter of 2018 compared to the same period in 2017 increased, driven by investment experience and business growth primarily in GRS, partially offset by a decrease in new business gains.

Q3 2018 vs. Q3 2017 (year-to-date)

Reported net income was $846 million for the first nine months of 2018, compared to $791 million for the nine months ended September 30, 2017. Underlying net income was $791 million in the nine months ended September 30, 2018, compared to $717 million in the same period last year.

Reported net income in the first nine months of 2018 increased $55 million compared to the first nine months of 2017, reflecting less favourable market related impacts, primarily unfavourable equity impacts, partially offset by less unfavourable net interest rate impacts. Underlying net income in the first nine months of 2018 increased $74 million compared to the first nine months of 2017 largely due to interest on par seed capital, business growth, and favourable investment experience, partially offset by a decrease in new business gains and less favourable mortality.

Growth

Q3 2018 vs. Q3 2017

SLF Canada individual insurance sales in the third quarter of 2018 of $90 million were slightly higher than $87 million in the same period last year. Sales in GB of $113 million decreased by 13% compared to the third quarter of 2017 as a result of large case sales in 2017.

SLF Canada wealth sales for the third quarter of 2018 were down slightly compared to the same period last year. Individual wealth sales increased by 15% due to continued growth of our wealth manufactured(1) products, more than offset by an 11% decrease in GRS due to large case sales in 2017.

Q3 2018 vs. Q3 2017 (year-to-date)

SLF Canada individual insurance sales were $288 million in the first nine months of 2018, compared to $331 million in the same period last year, following strong sales in the first quarter of 2017 as a result of tax legislation and product design changes. Sales in GB of $477 million decreased 16% compared to the first nine months of 2017, driven by several large case sales in 2017.

SLF Canada wealth sales were $10.4 billion in the first nine months of 2018, compared to $11.8 billion in the same period last year. Individual wealth sales of $4.8 billion were up 8% in the first nine months of 2018 compared to the same period last year, driven by continued growth in our wealth manufactured(1) products. GRS sales of $5.6 billion were down 24% over the first nine months in 2017 due to lower market activity.

(1)

Represents individual wealth products developed by Sun Life Financial, which include Sun Life Global Investments mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.

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2. SLF U.S.

	Quarterly results(1)			Year-to-date(1)
(US$ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Group Benefits	68	57	86	158	110
In-force Management	(273)	24	(29)	(206)	(168)
Reported net income (loss)	(205)	81	57	(48)	(58)
Market related impacts(2)	(4)	(1)	2	(25)	(19)
Assumption changes and management actions(1)(3)	(301)	(3)	(30)	(302)	(210)
Acquisition, integration and restructuring(3)	(6)	(12)	(12)	(26)	(44)
Underlying net income (loss)(3)	106	97	97	305	215
Reported ROE (%)(3)	(30.6)	11.7	8.8	(2.3)	(3.0)
Underlying ROE (%)(3)	15.7	14.0	14.9	14.9	11.2
After-tax profit margin for Group Benefits (%)(3)	6.4	6.5	4.5	6.4	4.5
Insurance sales(3)	132	120	154	360	369

(C$ millions)
Reported net income (loss)	(267)	105	72	(66)	(81)
Underlying net income (loss)(3)	139	125	121	393	281

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation. For further information, see earlier in this section.

(2)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q3 2018 vs. Q3 2017

SLF U.S.’s reported net loss was US$205 million ($267 million) in the third quarter of 2018, compared to reported net income of US$57 million ($72 million) in the third quarter of 2017. Underlying net income was US$106 million ($139 million), compared to US$97 million ($121 million) in the third quarter of 2017. The impact from the movement of the Canadian dollar in the third quarter of 2018 relative to average exchange rates in the third quarter of 2017 increased reported net loss by $11 million and increased underlying net income by $6 million.

Reported net income in the third quarter of 2018 reflected unfavourable ACMA of US$301 million, primarily related to changes in assumptions for policyholder behaviour in In-force Management, compared to unfavourable ACMA of US$30 million in the third quarter of 2017. Underlying net income improved compared to the third quarter of 2017, benefiting from the lower income tax rate in the U.S. and favourable investment experience, partially offset by less favourable mortality experience in Group Benefits.

The after-tax profit margin for Group Benefits(1) was 6.4% as of the third quarter of 2018, compared to 4.5% as of the third quarter of 2017.

Q3 2018 vs. Q3 2017 (year-to-date)

SLF U.S.’s reported net loss was US$48 million ($66 million) for the first nine months of 2018, compared to reported net loss of US$58 million ($81 million) for the same period last year. Underlying net income was US$305 million ($393 million) in the first nine months of 2018, compared to US$215 million ($281 million) in the same period of 2017. The impact from the movement in the Canadian dollar in the first nine months of 2018 relative to average exchange rates in the first nine months of 2017 decreased reported net loss by $1 million and decreased underlying net income by $6 million.

Reported net income in the first nine months of 2018 compared to the first nine months of 2017 reflected unfavourable ACMA impacts of US$92 million. ACMA increased the net loss in the first nine months of 2018 and 2017 by US$302 million and by US$210 million, respectively.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

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ACMA in 2018 was primarily driven by the impact of ACMA in the third quarter of 2018, discussed in the previous section Q3 2018 vs. Q3 2017. See Section M – Non-IFRS measures in this document for more details including references to notable impacts in 2017. Underlying net income in the first nine months of 2018 compared to the first nine months of 2017 reflected favourable morbidity experience in Group Benefits, the lower income tax rate in the U.S., business growth, interest on par seed capital within In-force Management, and favourable new business gains. These items were partially offset by unfavourable mortality experience in Group Benefits.

Growth

Q3 2018 vs. Q3 2017

SLF U.S. Group Benefits sales of US$132 million in the third quarter of 2018 decreased 14% compared to the same quarter of 2017, as a result of a decrease in medical stop-loss sales, partially offset by growth in employee benefits sales.

Q3 2018 vs. Q3 2017 (year-to-date)

SLF U.S. Group Benefits sales of US$360 million in the first nine months of 2018 were comparable with the same period in 2017.

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3. SLF Asset Management

	Quarterly results			Year-to-date
SLF Asset Management (C$ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Reported net income	241	214	185	665	539
Fair value adjustments on MFS’s share-based payment awards(1)	(10)	(2)	(19)	(33)	(47)
Underlying net income(1)	251	216	204	698	586
Assets under management (C$ billions)(1)	687.2	684.0	647.7	687.2	647.7
Gross sales (C$ billions)(1)	24.4	25.3	28.6	82.0	88.7
Net sales (C$ billions)(1)	(9.0)	(14.7)	(1.9)	(28.8)	(19.0)

MFS (C$ millions)
Reported net income	232	211	180	644	521
Fair value adjustments on MFS’s share-based payment awards(1)	(10)	(2)	(19)	(33)	(47)
Underlying net income(1)	242	213	199	677	568
Assets under management (C$ billions)(1)	625.9	622.5	591.2	625.9	591.2
Gross sales (C$ billions)(1)	22.8	24.1	26.3	76.4	80.9
Net sales (C$ billions)(1)	(9.5)	(14.9)	(3.3)	(29.8)	(23.4)

MFS (US$ millions)
Reported net income	178	163	143	500	399
Fair value adjustments on MFS’s share-based payment awards(1)	(8)	(1)	(16)	(26)	(37)
Underlying net income(1)	186	164	159	526	436
Pre-tax net operating profit margin ratio(1)	40%	36%	41%	38%	38%
Average net assets (US$ billions)(1)	482.9	480.9	468.2	486.2	453.1
Assets under management (US$ billions)(1)(2)	485.0	474.1	474.2	485.0	474.2
Gross sales (US$ billions)(1)	17.4	18.6	21.0	59.5	61.9
Net sales (US$ billions)(1)	(7.3)	(11.5)	(2.7)	(23.1)	(17.8)
Asset appreciation (depreciation) (US$ billions)	18.2	3.4	14.7	16.5	66.4
S&P 500 Index (daily average)	2,849	2,704	2,465	2,762	2,396
MSCI EAFE Index (daily average)	1,964	2,018	1,934	2,018	1,846

SLIM (C$ millions)
Reported net income	9	3	5	21	18
Underlying net income(1)	9	3	5	21	18
Assets under management (C$ billions)(1)	61.3	61.5	56.5	61.3	56.5
Gross sales (C$ billions)(1)	1.6	1.2	2.3	5.5	7.8
Net sales (C$ billions)(1)	0.5	0.2	1.5	1	4.5

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at September 30, 2018.

Profitability

Q3 2018 vs. Q3 2017

SLF Asset Management’s reported net income was $241 million in the third quarter of 2018 compared to $185 million in the third quarter of 2017. SLF Asset Management had underlying net income of $251 million in the third quarter of 2018, compared to $204 million in the third quarter of 2017. The impact from the movement of the Canadian dollar in the third quarter of 2018 relative to average exchange rates in the third quarter of 2017 increased reported net income and underlying net income by $9 million and $10 million, respectively.

In U.S. dollars, MFS’s reported net income was US$178 million in the third quarter of 2018, compared to US$143 million in the third quarter of 2017. MFS’s underlying net income was US$186 million in the third quarter of 2018, compared to US$159 million in the third quarter of 2017. MFS’s reported net income reflected favourable impacts from fair value adjustments on MFS’s share-based payment awards. Underlying net income compared to the third

Third Quarter 2018/ sunlife.com  18

quarter of 2017 was driven by the lower income tax rate in the U.S., expense management, and higher average net assets. MFS’s pre-tax net operating profit margin ratio(1) was 40% in the third quarter of 2018.

SLIM’s reported net income for the three months ended September 30, 2018 was $9 million compared to $5 million for the same period last year.

Q3 2018 vs. Q3 2017 (year-to-date)

SLF Asset Management’s reported net income for the nine months ended September 30, 2018 was $665 million, compared to $539 million for the same period last year. Underlying net income was $698 million for the first nine months of 2018, compared to $586 million for the nine months ended September 30, 2017. The impact from the movement of the Canadian dollar in the first nine months of 2018, relative to average exchange rates in the first nine months of 2017, decreased reported net income and underlying net income by $10 million and $11 million, respectively.

MFS’s reported net income for the nine months ended September 30, 2018 was US$500 million, compared to US$399 million for the same period last year. MFS’s underlying net income was US$526 million for the first nine months of 2018, compared to US$436 million for the nine months ended September 30, 2017. MFS’s increased underlying net income in U.S. dollars for the first nine months of 2018 was driven primarily by the lower income tax rate in the U.S. and higher average net assets.

SLIM’s reported net income for the nine months ended September 30, 2018 was $21 million compared to $18 million for the same period last year.

Growth

SLF Asset Management’s AUM was $687.2 billion as at September 30, 2018, compared to $677.6 billion as at December 31, 2017. The increase in AUM was primarily due to market movements, partially offset by net outflows and currency movement. MFS’s AUM was US$485.0 billion ($625.9 billion) as at September 30, 2018, compared to US$491.6 billion ($618.3 billion) as at December 31, 2017. The decrease of US$6.6 billion was primarily driven by redemptions of US$82.6 billion, partially offset by gross sales of US$59.5 billion and asset appreciation of US$16.5 billion.

In the third quarter of 2018, 66%, 82% and 88% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively.

SLIM’s AUM was $61.3 billion as at September 30, 2018, compared to $59.3 billion as at December 31, 2017.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

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4. SLF Asia

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Insurance and Wealth	89	86	93	280	243
International(1)	75	47	123	150	414
Reported net income (loss)	164	133	216	430	657
Market related impacts(2)	(12)	–	12	(8)	23
Assumption changes and management actions(1)(3)	66	–	74	67	284
Acquisition, integration and restructuring(3)(4)	–	(12)	–	(12)	–
Underlying net income (loss)(3)	110	145	130	383	350
Reported ROE (%)(3)(5)	13.3	10.9	15.8	11.8	16.1
Underlying ROE (%)(3)(5)	8.9	11.8	9.5	10.5	8.6
Insurance sales(3)	202	212	189	647	559
Wealth sales(3)	1,928	2,502	3,607	8,166	9,453

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation. For further information, see earlier in this section.

(2)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(4)	Pertains to a distribution arrangement in India for asset management.
(5)

As a result of a revision of the capital allocation model for SLF Asia, reported and underlying ROEs for the third quarter of 2018 increased by 1.6% and 1.2%, respectively, in both the third quarter and year-to-date of 2018.

Profitability

Q3 2018 vs. Q3 2017

SLF Asia’s reported net income was $164 million in the third quarter of 2018, compared to reported net income of $216 million in the third quarter of 2017. Underlying net income was $110 million, compared to $130 million in the third quarter of 2017. The impact of the movement of the Canadian dollar in the third quarter of 2018 relative to average exchange rates in the third quarter of 2017 increased both reported net income and underlying net income by $1 million.

Reported net income in the third quarter of 2018 compared to the third quarter of 2017 predominantly reflected unfavourable market related impacts and less favourable ACMA impacts. Underlying net income in the third quarter of 2018, compared to the third quarter of 2017, reflected higher new business strain, unfavourable variance in realized gains from AFS assets, and unfavourable expenses driven by investment in growing our businesses, partially offset by business growth.

Q3 2018 vs. Q3 2017 (year-to-date)

Reported net income was $430 million for the first nine months of 2018, compared to $657 million for the same period last year. Underlying net income for the first nine months of 2018 was $383 million, compared to $350 million in the same period last year. The unfavourable impact of the change in the Canadian dollar in the first nine months of 2018 relative to average exchange rates in the same period last year decreased both reported net income and underlying net income by $13 million.

Reported net income in the first nine months of 2018 compared to the first nine months of 2017 predominantly reflected the large favourable impact from ACMA in International in the comparable period in 2017, as well as unfavourable market related impacts. See Section M – Non-IFRS measures in this document for more details including references to notable impacts in 2017. Underlying net income for the first nine months of 2018 compared to the first nine months of 2017 was driven by business growth, partially offset by unfavourable expenses driven by investment in growing our businesses, and impacts of investment activity on insurance contract liabilities.

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Growth

Q3 2018 vs. Q3 2017

SLF Asia insurance sales were $202 million in the third quarter of 2018, compared to $189 million in the third quarter of 2017. Total individual insurance sales increased by 7%, driven by growth in India, primarily from a new bancassurance relationship, and the Philippines, driven by agency productivity.

SLF Asia wealth sales were $1.9 billion in the third quarter of 2018, compared to $3.6 billion in the third quarter of 2017, largely as a result of market volatility in India and the Philippines, partially offset by Hong Kong MPF sales, which were up 37% on a constant currency basis.

Q3 2018 vs. Q3 2017 (year-to-date)

SLF Asia insurance sales increased 16% to $647 million in the first nine months of 2018, compared to $559 million in the first nine months of 2017. On a constant currency basis, individual insurance sales increased 19% with growth led by our Philippines, India, and China businesses.

SLF Asia wealth sales were $8.2 billion in the first nine months of 2018, compared to $9.5 billion in the first nine months of 2017. Momentum in our Hong Kong MPF business partially offset lower sales in other regions during the comparable period.

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
SLF U.K.	134	37	72	219	175
Corporate Support	(40)	(45)	(68)	(152)	(139)
Reported net income (loss)	94	(8)	4	67	36
Market related impacts(1)	(4)	(6)	7	(13)	5
Assumption changes and management actions(2)	122	–	33	122	65
Acquisition, integration and restructuring(2)	(3)	–	(2)	(6)	(5)
Underlying net income (loss)(2)	(21)	(2)	(34)	(36)	(29)

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q3 2018 vs. Q3 2017

Reported net income in Corporate was $94 million in the third quarter of 2018, compared to reported net income of $4 million in the third quarter of 2017. Underlying net loss was $21 million, compared to $34 million in the third quarter of 2017. The impact from the movement of the Canadian dollar in the third quarter of 2018 relative to average exchange rates in the third quarter of 2017 increased reported net income and underlying net income by $9 million and $1 million, respectively.

Corporate reported net income in the third quarter of 2018 increased compared to the third quarter of 2017 due to favourable ACMA in SLF U.K. Underlying net loss in the third quarter of 2018 compared to the third quarter of 2017 reflected lower expenses including incentive compensation in Corporate Support and higher investment income on surplus assets, lower interest on subordinated debt, partially offset by unfavourable mortality experience and lower benefits from tax related items.

Q3 2018 vs. Q3 2017 (year-to-date)

The reported net income was $67 million in the Corporate segment for the nine months ended September 30, 2018, compared to $36 million for the same period last year. Underlying net loss was $36 million in the nine months ended September 30, 2018, compared to $29 million in the nine months ended September 30, 2017. The impact from the movement of the Canadian dollar in the first nine months of 2018, relative to average exchange rates in the first

Third Quarter 2018/ sunlife.com  21

nine months of 2017, increased reported net income by $7 million and decreased underlying net loss by $5 million, respectively.

The reported net income in Corporate in the first nine months of 2018 compared to the same period of 2017 reflected a favourable ACMA impact in 2018 in SLF U.K., and unfavourable market related impacts in 2018. Underlying net loss for the nine months ended September 2018, compared to 2017, reflected lower benefits from tax related items, partially offset by higher investment income on surplus assets and lower expenses, as well as lower interest on subordinated debt.

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G. Investments

We had total general fund invested assets of $145.6 billion as at September 30, 2018, compared to $146.1 billion as at December 31, 2017. The decrease in general fund invested assets was primarily due to a decline in net fair value, primarily as a result of rising interest rates. This decline was partially offset by an increase in operating activity, as well as changes in the currency impact from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	September 30, 2018		December 31, 2017
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,196	6%	8,890	6%
Debt securities	71,076	49%	72,619	50%
Equity securities	4,961	3%	6,020	4%
Mortgages and loans	45,207	31%	42,805	29%
Derivative assets	1,185	1%	1,478	1%
Other invested assets	4,546	3%	4,154	3%
Policy loans	3,141	2%	3,106	2%
Investment properties	7,270	5%	7,067	5%
Total invested assets	145,582	100%	146,139	100%

(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for Fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at September 30, 2018.

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	September 30, 2018				December 31, 2017
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	24,272	4,456	28,728	40%	24,132	4,114	28,246	39%
United States	19,572	5,590	25,162	35%	20,758	5,719	26,477	36%
Europe	8,670	1,294	9,964	14%	8,923	1,402	10,325	14%
Asia	3,410	449	3,859	6%	3,694	571	4,265	6%
Other	2,285	1,078	3,363	5%	2,460	846	3,306	5%
Total debt securities	58,209	12,867	71,076	100%	59,967	12,652	72,619	100%

Our debt securities with a credit rating of “A” or higher represented 72.4% of the total debt securities as at September 30, 2018, compared to 70.6% as at December 31, 2017. Debt securities with a credit rating of “BBB” or higher represented 98.8% of total debt securities as at September 30, 2018, compared to 98.3% as at December 31, 2017.

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Our gross unrealized losses as at September 30, 2018 for FVTPL and AFS debt securities were $1.2 billion and $0.3 billion, respectively, compared with $0.3 billion and $0.1 billion, respectively, as at December 31, 2017. The increase in gross unrealized losses was largely due to the impact from rising interest rates and credit spreads.

2. Mortgages and Loans

Mortgages and loans in this section are presented at their carrying value on our Consolidated Statements of Financial Position. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	September 30, 2018			December 31, 2017
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,561	13,290	21,851	8,390	13,265	21,655
United States	7,445	10,597	18,042	7,103	9,542	16,645
Europe	–	3,280	3,280	–	2,706	2,706
Asia	–	347	347	–	265	265
Other	–	1,687	1,687	–	1,534	1,534
Total	16,006	29,201	45,207	15,493	27,312	42,805
% of Total Invested Assets	11%	20%	31%	11%	19%	29%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at September 30, 2018, we held $16.0 billion of mortgages, compared to $15.5 billion as at December 31, 2017. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at September 30, 2018, 32% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at September 30, 2018, consistent with December 31, 2017. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.76 times. Of the $3.3 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 91% were insured by the CMHC.

As at September 30, 2018, we held $29.2 billion of loans, compared to $27.3 billion as at December 31, 2017. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

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Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	September 30, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,000	29,081	45,081	–		–	–
Past due:
Past due less than 90 days	–	9	9	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	30	153	183	24	(1)	42	66
Total	16,030	29,243	45,273	24		42	66

	December 31, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,482	27,180	42,662	–		–	–
Past due:
Past due less than 90 days	–	71	71	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	33	89	122	22	(1)	28	50
Total	15,515	27,340	42,855	22		28	50

(1)	Includes $20 million of sectoral provisions as at September 30, 2018, consistent with December 31, 2017.

Our impaired mortgages and loans net of allowances for losses were $117 million as at September 30, 2018, compared to $72 million as at December 31, 2017.

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	September 30, 2018	December 31, 2017
Net fair value asset (liability)	(491)	(278)
Total notional amount	54,787	54,121
Credit equivalent amount(2)	628	561
Risk-weighted credit equivalent amount(1)(2)	15.0	n/a

(1)	The September 30, 2018 risk-weighted credit equivalent amount is calculated under the new LICAT guidelines which were effective January 1, 2018. LICAT ratios are not applicable before January 1, 2018.
(2)	Amounts presented are net of collateral received.

The total notional amount of our derivatives increased to $54.8 billion as at September 30, 2018 from $54.1 billion as at December 31, 2017.

The net fair value of derivatives was a liability of $491 million as at September 30, 2018, compared to a liability of $278 million as at December 31, 2017. The increase in the liability was primarily due to the impact from changes in foreign exchange rates and swap curves.

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4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2018 was $2,238 million compared to $2,288 million as at December 31, 2017. The decrease of $50 million was primarily due to the release of provisions on fixed income assets supporting our insurance contract liabilities, partially offset by an increase in the provision for assets purchased, net of dispositions, and change due to yield curve movement, and the weakening of the Canadian dollar.

H. Risk Management

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

(1)	Net income refers to common shareholders’ net income in section H – Risk Management in this document.

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We realized $19 million (pre-tax) in net gains on the sale of AFS assets during the third quarter of 2018 ($41 million pre-tax in the third quarter of 2017). The net unrealized gains (losses) or OCI position on AFS fixed income and equity assets were $(114) million and $89 million, respectively, after-tax as at September 30, 2018 ($171 million and $175 million, respectively, after-tax as at December 31, 2017).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at September 30, 2018 and December 31, 2017.

As at September 30, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 250
Potential impact on OCI(3)	$ (150)	$ (50)	$ 50	$ 150
Potential impact on LICAT(2)(4)	2.0% point decrease	0.5% point decrease	0.5% point increase	1.0% point increase

As at December 31, 2017 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 300
Potential impact on OCI(3)	$ (200)	$ (50)	$ 50	$ 200
Potential impact on LICAT(2)(4)	n/a	n/a	n/a	n/a

(1)

Represents the respective change across all equity markets as at September 30, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at September 30, 2018 and December 31, 2017.

Sun Life Assurance’s LICAT ratio decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio. LICAT includes the change in OCI associated with assets designated as AFS. On adoption of LICAT, given the change in the sensitivity profile, the ranges of sensitivities were reviewed and updated accordingly. The sensitivity of our LICAT ratio to changes in interest rates has decreased in the third quarter of 2018 as a result of ACMA and investment-related management actions.

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($ millions, unless otherwise noted)	As at September 30, 2018		As at December 31, 2017
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$ (100)	$ 100	$(100)	$50
Potential impact on OCI(3)	$ 250	$ (250)	$250	$(250)
Potential impact on LICAT(2)(5)	2.0% point increase	1.5% point decrease	n/a	n/a

(1)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2018 and December 31, 2017 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
September 30, 2018	$(100)	$100	$25	$(25)
December 31, 2017	$(100)	$100	$25	$(25)

(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite.

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Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

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4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at September 30, 2018 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at September 30, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,154	301	10,695	288
SLF Asia(4)	3,076	276	3,193	92
Run-off reinsurance(5)	2,558	359	1,497	331
Total	17,788	936	15,385	711

As at December 31, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,448	315	10,875	399
SLF Asia(4)	3,727	250	3,755	107
Run-off reinsurance(5)	2,534	375	1,546	385
Total	18,709	940	16,176	891

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

(5)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2017 to September 30, 2018 primarily resulted from the following factors:

(i)	the total fund values decreased due to net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar; and
(iv)	the total insurance contract liabilities decreased due to higher interest rates and net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at September 30, 2018, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated

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fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2018 and December 31, 2017.

Impact of Segregated Fund Hedging

September 30, 2018
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(400)
Hedging impact	150	100	300
Net of hedging	–	(50)	(100)

December 31, 2017
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	–	(50)	(100)

(1)

Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2018 and December 31, 2017, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

Represents the change across all equity markets as at September 30, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)	Net income sensitivities have been rounded to the nearest $50 million.
(4)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2018 would decrease net income(1) by approximately $275 million ($250 million decrease as at December 31, 2017). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2018 would increase net income by approximately $275 million ($250 million increase as at December 31, 2017).

(1)	Net income sensitivities have been rounded to the nearest $25 million.

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7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2017 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M – Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2018 and December 31, 2017, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2018 and December 31, 2017, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts, cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

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Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M – Accounting and Control Matters – 1 – Critical Accounting Policies and Estimates in our 2017 annual MD&A. Additional information on market risk can be found in Note 6 of our 2017 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

I. Additional Financial Disclosure

1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Premiums
Gross	4,928	4,901	4,741	15,046	14,530
Ceded	(559)	(586)	(1,025)	(1,717)	(3,327)
Net premiums	4,369	4,315	3,716	13,329	11,203
Net investment income
Interest and other investment income	1,414	1,398	1,328	4,166	4,014
Fair value(1) and foreign currency changes on assets and liabilities	(1,304)	(405)	(974)	(3,257)	993
Net gains (losses) on available-for-sale assets	19	41	41	96	154
Fee income	1,500	1,477	1,444	4,483	4,322
Total revenue	5,998	6,826	5,555	18,817	20,686
Adjusted revenue(2)	7,321	7,286	7,297	22,717	21,954

(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Revenue in the third quarter of 2018 was $6.0 billion, up $0.4 billion compared to the third quarter of 2017. This increase is mainly due to net premium growth, partially offset by decreases in FVTPL assets. Revenue was $18.8 billion for the nine months ended September 30, 2018, down $1.9 billion from the comparable period last year. The decrease was mainly attributable to decreases in the fair value of FVTPL assets largely due to the higher increases in interest rates in 2018 compared to the same period in 2017. The currency impact from the change in the Canadian dollar relative to average exchange rates in the third quarter of 2017 and the first nine months of 2017 increased revenue by $108 million and decreased revenue by $139 million, respectively.

Adjusted revenue was $7.3 billion in the third quarter of 2018, in line with the third quarter of 2017. Adjusted revenue of $22.7 billion for the nine months ended September 30, 2018 was $0.8 billion higher compared to the same period last year. The increase was primarily driven by higher net premium revenue in SLF Canada.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $162.4 billion as at September 30, 2018, compared to $162.7 billion as at December 31, 2017, primarily a result of a decrease of $3.3 billion from the change in value of FVTPL assets, partially offset by a $1.8 billion increase in business activity, and an increase of $1.2 billion from the movement of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017.

Insurance contract liabilities (excluding other policy liabilities and assets) of $110.6 billion as at September 30, 2018 decreased by $0.5 billion compared to December 31, 2017, mainly due to the change in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), partially offset by balances arising from new policies and the impact of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017.

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Shareholders’ equity, including preferred share capital, was $22.8 billion as at September 30, 2018, compared to $22.3 billion as at December 31, 2017. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2.0 billion in 2018, before preferred share dividends of $71 million;
(ii)	an increase of $136 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017;
(iii)	impact of $89 million from the transfer of seed capital from the participating account to the shareholder account;
(iv)	changes in the remeasurement of defined benefit plans of $100 million;
(v)	$13 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(vi)	common share dividend payments of $853 million;
(vii)	net unrealized losses on AFS assets in OCI of $371 million;
(viii)	a decrease of $406 million from the repurchase and cancellation of common shares; and
(ix)	a decrease of $96 million from OCI of joint ventures and associates.

As at October 26, 2018, SLF Inc. had 603,267,767 common shares, 3,118,504 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

3. Cash Flows

	Quarterly results		Year-to-date
($ millions)	Q3’18	Q3’17	2018	2017
Net cash and cash equivalents, beginning of period	5,459	5,424	5,956	6,509
Cash flows provided by (used in):
Operating activities	1,118	630	1,951	1,334
Investing activities	(57)	(66)	(147)	(198)
Financing activities	(587)	(453)	(1,941)	(1,999)
Changes due to fluctuations in exchange rates	(66)	(104)	48	(215)
Increase (decrease) in cash and cash equivalents	408	7	(89)	(1,078)
Net cash and cash equivalents, end of period	5,867	5,431	5,867	5,431
Short-term securities, end of period	2,126	2,462	2,126	2,462
Net cash, cash equivalents and short-term securities, end of period	7,993	7,893	7,993	7,893

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The cash flows used in financing activities in the third quarter of 2018 compared to the same period last year increased primarily due to the repurchase and cancellation of common shares in the third quarter of 2018.

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4. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16
Total revenue	5,998	6,826	5,993	8,648	5,555	8,122	7,009	2,366
Common shareholders’ net income (loss)
Reported	567	706	669	207	817	574	551	728
Underlying(1)	730	729	770	641	643	689	573	560
Diluted EPS ($)
Reported	0.93	1.16	1.09	0.34	1.32	0.93	0.89	1.18
Underlying(1)	1.20	1.20	1.26	1.05	1.05	1.12	0.93	0.91
Basic reported EPS ($)
Reported	0.94	1.16	1.10	0.34	1.33	0.93	0.90	1.19
Reported net income (loss) by segment
SLF Canada	335	262	249	172	340	185	266	398
SLF U.S.(2)	(267)	105	96	(63)	72	(178)	25	81
SLF Asset Management	241	214	210	114	185	183	171	198
SLF Asia(2)	164	133	133	121	216	356	85	83
Corporate	94	(8)	(19)	(137)	4	28	4	(32)
Total reported net income (loss)	567	706	669	207	817	574	551	728
Underlying net income (loss) by segment(1)
SLF Canada	251	245	295	232	222	266	229	243
SLF U.S.(2)	139	125	129	95	121	101	59	55
SLF Asset Management	251	216	231	226	204	199	183	188
SLF Asia(2)	110	145	128	111	130	123	97	94
Corporate	(21)	(2)	(13)	(23)	(34)	–	5	(20)
Total underlying net income (loss)(1)	730	729	770	641	643	689	573	560

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 and 2016 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

Second Quarter 2018

Reported net income was $706 million in the second quarter of 2018, reflecting $82 million favourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $729 million, primarily driven by strong business growth and favourable morbidity experience, partially offset by expenses, credit experience, and the impact of investment activity on insurance contract liabilities.

First Quarter 2018

Reported net income was $669 million in the first quarter of 2018, reflecting $79 million unfavourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $770 million, primarily driven by interest on par seed capital of $110 million, strong business growth, the lower income tax rate in the U.S., as well as the impact of investment activity on insurance contract liabilities, partially offset by weaker mortality and lapse experience.

Fourth Quarter 2017

Reported net income was $207 million in the fourth quarter of 2017, reflecting unfavourable impact of the U.S. tax reform, a restructuring charge, and the impact from interest rates compared to the fourth quarter of 2016. Underlying net income was $641 million, reflecting the growth in our wealth businesses and favourable morbidity and mortality experience.

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Third Quarter 2017

Reported net income was $817 million in the third quarter of 2017, reflecting favourable market related activity primarily driven by interest rates and changes in the fair values of real estate, and favourable impact of ACMA, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments compared to the third quarter of 2016. Underlying net income was $643 million, reflecting favourable mortality experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity.

Second Quarter 2017

Reported net income was $574 million in the second quarter of 2017, reflecting the unfavourable effect of market related impacts driven by interest rate changes, the unfavourable impact of acquisition, integration and restructuring costs, fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Underlying net income was $689 million, reflecting business growth, gains from investing activity on insurance contract liabilities, positive credit experience and favourable morbidity and mortality experience, partially offset by unfavourable lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience.

First Quarter 2017

Reported net income was $551 million in the first quarter of 2017, reflecting the favourable effect of market related impacts partially offset by the unfavourable impact of acquisition, integration and restructuring costs and fair value adjustments on MFS’s share-based payment awards. Underlying net income was $573 million, reflecting favourable mortality experience in SLF Canada and SLF U.K. and gains from investing activities on insurance contract liabilities, partially offset by lapse and other policyholder behaviour experience and unfavourable mortality experience in SLF U.S.

Fourth Quarter 2016

Reported net income was $728 million in the fourth quarter of 2016, reflecting favourable interest rate impacts. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $560 million, reflecting positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, in each case for the year ended December 31, 2017, and in our Interim Consolidated Financial Statements for the period ended September 30, 2018.

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended September 30, 2018.

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. Insurance contracts are recognized and measured as the total of: the fulfillment cash flows, which are current estimates of expected cash flows adjusted to reflect the timing and the uncertainty in those amounts; and the contractual service margin, which represents the future profit that the company expects to earn as it provides insurance coverage.

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IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will significantly affect how we account for our insurance contracts and how we report and disclose our financial performance in our Consolidated Financial Statements. Any regulatory and tax regimes that are dependent upon IFRS accounting values may also be impacted.

The adoption of IFRS 17 will be a significant change for us and for the industry. In order to ensure effective implementation, we have established a transition program for IFRS 17 and dedicated significant resources to the implementation. We continue to assess both the potential financial statement and business implications of the standard and have regular discussions on application and interpretation of IFRS 17 with our peers in Canada through industry and professional associations. We are also monitoring and participating in international developments related to the adoption and interpretation of this standard.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on July 1, 2018 and ended on September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

M. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts, which include: (i) impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period, and which also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period;
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)	Other adjustments:

(i)	certain hedges in SLF Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

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All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS excludes the dilutive impact of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3’18	Q2’18	Q3’17	2018	2017
Reported net income	567	706	817	1,942	1,942
Equity market impact
Impact from equity market changes	–	15	24	(20)	38
Basis risk impact	5	(6)	(6)	(11)	5
Equity market impact	5	9	18	(31)	43
Interest rate impact(1)
Impact of interest rate changes	17	(38)	58	(48)	(4)
Impact of credit spread movements	(3)	6	2	20	(28)
Impact of swap spread movements	–	(5)	9	(22)	(15)
Interest rate impact	14	(37)	69	(50)	(47)
Impact of changes in the fair value of investment properties	6	36	26	46	54
Market related impacts	25	8	113	(35)	50
Assumption changes and management actions	(166)	1	103	(168)	115
Other adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	(1)	1	(6)	6	(18)
Fair value adjustments on MFS’s share-based payment awards	(10)	(2)	(19)	(33)	(47)
Acquisition, integration and restructuring	(11)	(31)	(17)	(57)	(63)
Total of other adjustments	(22)	(32)	(42)	(84)	(128)
Underlying net income (loss)	730	729	643	2,229	1,905
Reported EPS (diluted) ($)	0.93	1.16	1.32	3.18	3.16
Market related impacts ($)	0.04	0.01	0.18	(0.06)	0.08
Assumption changes and management actions ($)	(0.27)	–	0.17	(0.28)	0.19
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	–	–	(0.01)	0.01	(0.03)
Fair value adjustments on MFS’s share-based payment awards ($)	(0.02)	–	(0.03)	(0.05)	(0.07)
Acquisition, integration and restructuring ($)	(0.02)	(0.05)	(0.03)	(0.10)	(0.10)
Impact of convertible securities on diluted EPS ($)	–	–	(0.01)	–	(0.01)
Underlying EPS (diluted) ($)	1.20	1.20	1.05	3.66	3.10

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

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Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In SLF Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., insurance sales consist of sales by Group Benefits. In SLF Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, Vietnam and sales from our International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our SLF Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is generally based on Sun Life Assurance’s LICAT operating target. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Revenue	5,998	6,826	5,555	18,817	20,686
Constant Currency Adjustment	123	98	–	(182)	–
FV Adjustment	(1,304)	(405)	(974)	(3,257)	993
Reinsurance in SLF Canada’s GB Operations Adjustment	(142)	(153)	(768)	(461)	(2,261)
Adjusted revenue	7,321	7,286	7,297	22,717	21,954

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment; and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results			Year-to-date
($ millions)	Q3’18	Q2’18	Q3’17	2018	2017
Premiums and deposits	35,462	37,017	40,151	118,595	123,714
Constant Currency Adjustment	1,010	770	–	(1,750)	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(142)	(153)	(768)	(461)	(2,261)
Adjusted premiums and deposits	34,594	36,400	40,919	120,806	125,975

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for SLF U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses SLF U.S. Group Benefits underlying net income as a

Third Quarter 2018/ sunlife.com  39

percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impact of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

Note 6.A of our Interim Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance Contract Liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

The view in this document of assumption changes and management actions is the impact on shareholders’ net income (after tax). The Interim Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures.

	Quarterly Results			Year-to-date
($ millions)	Q3’18	Q2’18	Q1’18	2018	2017
Impact of method and assumption changes on Insurance Contract Liabilities (pre-tax)(1)	281	4	(5)	280	609
Less: Participating Policyholders(2)	525	1	–	526	146
Impact of method and assumption changes excluding participating policyholders (pre-tax)	(244)	3	(5)	(246)	463
Less: Tax	(86)	3	(2)	(85)	109
Impact of method and assumption changes excluding participating policyholders (after-tax)	(158)	–	(3)	(161)	354
Add: Management Actions (after-tax)(3)	9	–	–	9	(243)
Other (after-tax)(4)	(17)	1	–	(16)	4
Assumption changes and management actions (after-tax)(5)(6)	(166)	1	(3)	(168)	115

(1)

Note 6.A of our Interim Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets, whereas the amount shown in the table above is the shareholders’ and participating policyholders income impact related to the amount shown in Note 6.A of our Interim Consolidated Financial Statements.

(2)	Adjustment to remove the pre-tax impact of method and assumption changes on amounts attributed to participating policyholders.
(3)

Adjustment to include the after-tax impact of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.

(4)	Adjustments to include the after-tax impact of method and assumption changes on investment contracts and other policy liabilities.
(5)

Includes the tax impacts of assumption changes and management actions on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.

(6)	Assumption changes and management actions is included in reported net income and is excluded in calculating underlying net income, as described in Section C – Profitability in this document.

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia as described in section F – Performance by Business Group in this document, and comparative figures in 2017 have been changed to conform with the current year presentation. On a year to date basis, the change in the ACMA resulted in a reduction in ACMA in SLF U.S. by $203 million in In-force Management, and a corresponding increase in SLF Asia in International, which was recorded predominantly in the second quarter of 2017.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

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Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to our expected capital position under the new LICAT guideline, (iv) relating to our expected tax range for future years (v) that are predictive in nature or that depend upon or refer to future events or conditions, (vi) relating to the development of our high net worth insurance business in Asia, (vii) relating to the growth and development of SLF U.S., (viii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings, C – Profitability – 5 – Income taxes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2017 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

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The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company’s third quarter 2018 financial results will be reviewed at a conference call on Thursday, November 8, 2018, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results and reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q3 2020 period end. The conference call can also be accessed by phone by dialing 647-427-2311 (International) or 1-866-521-4909 (toll-free within North America). A replay of the conference call will be available from Thursday, November 8, 2018 at 2 p.m. ET until 11:59 p.m. ET on Thursday, November 22, 2018 by calling 416-621-4642 or 1-800-585-8367 (toll free within North America) using Conference ID: 1968898.

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CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Revenue
Premiums
Gross	$4,928	$4,741	$15,046	$14,530
Less: Ceded	559	1,025	1,717	3,327
Net premiums	4,369	3,716	13,329	11,203
Net investment income (loss):
Interest and other investment income	1,414	1,328	4,166	4,014
Fair value and foreign currency changes on assets and liabilities (Note 4)	(1,304)	(974)	(3,257)	993
Net gains (losses) on available-for-sale assets	19	41	96	154
Net investment income (loss)	129	395	1,005	5,161
Fee income (Note 8)	1,500	1,444	4,483	4,322
Total revenue	5,998	5,555	18,817	20,686

Benefits and expenses
Gross claims and benefits paid (Note 6)	3,908	3,607	11,884	11,463
Increase (decrease) in insurance contract liabilities (Note 6)	(942)	(727)	(1,329)	2,189
Decrease (increase) in reinsurance assets (Note 6)	234	498	189	798
Increase (decrease) in investment contract liabilities (Note 6)	(25)	9	(34)	40
Reinsurance expenses (recoveries) (Note 7)	(476)	(1,061)	(1,523)	(3,291)
Commissions	574	566	1,736	1,772
Net transfer to (from) segregated funds (Note 11)	(65)	(41)	(156)	(56)
Operating expenses	1,563	1,496	4,807	4,661
Premium taxes	93	94	280	279
Interest expense	73	55	226	222
Total benefits and expenses	4,937	4,496	16,080	18,077

Income (loss) before income taxes	1,061	1,059	2,737	2,609
Less: Income tax expense (benefit) (Note 9)	184	209	485	368

Total net income (loss)	877	850	2,252	2,241
Less: Net income (loss) attributable to participating policyholders (Note 10)	286	9	239	229

Shareholders’ net income (loss)	591	841	2,013	2,012
Less: Preferred shareholders’ dividends	24	24	71	70
Common shareholders’ net income (loss)	$567	$817	$1,942	$1,942

Average exchange rates during the reporting periods:

U.S. dollars	1.31	1.25	1.29	1.31

Earnings (loss) per share (Note 13)
Basic	$0.94	$1.33	$3.19	$3.17
Diluted	$0.93	$1.32	$3.18	$3.16

Dividends per common share	$0.475	$0.435	$1.405	$1.290

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2018	December 31, 2017
Assets
Cash, cash equivalents and short-term securities (Note 4)		$8,196	$8,890
Debt securities (Note 4)		71,076	72,619
Equity securities (Note 4)		4,961	6,020
Mortgages and loans		45,207	42,805
Derivative assets		1,185	1,478
Other invested assets (Note 4)		4,546	4,154
Policy loans		3,141	3,106
Investment properties (Note 4)		7,270	7,067
Invested assets		145,582	146,139
Other assets		4,817	4,408
Reinsurance assets (Note 6)		3,937	4,028
Deferred tax assets		1,122	1,295
Intangible assets		1,705	1,667
Goodwill		5,276	5,183
Total general fund assets		162,439	162,720
Investments for account of segregated fund holders (Note 11)		108,298	106,392
Total assets		$270,737	$269,112
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$117,480	$117,785
Investment contract liabilities (Note 6)		3,137	3,082
Derivative liabilities		1,676	1,756
Deferred tax liabilities		359	403
Other liabilities		11,813	11,987
Senior debentures		1,299	1,299
Subordinated debt		3,039	3,437
Total general fund liabilities		138,803	139,749
Insurance contracts for account of segregated fund holders (Note 11)		101,500	99,121
Investment contracts for account of segregated fund holders (Note 11)		6,798	7,271
Total liabilities		$247,101	$246,141
Equity
Issued share capital and contributed surplus		$10,822	$10,911
Shareholders’ retained earnings and accumulated other comprehensive income		12,012	11,410
Total shareholders’ equity		22,834	22,321
Participating policyholders’ equity		802	650
Total equity		$23,636	$22,971
Total liabilities and equity		$270,737	$269,112

Exchange rates at the end of the reporting periods:	U.S. dollars	1.29	1.26

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Gregory Dilworth
Corporate Communications	Vice-President, Investor Relations
Tel: 647-256-2330	Tel: 416-979-6230
irene.poon@sunlife.com	investor.relations@sunlife.com

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